September 9, 2004



Mail Stop 0409

Ronald C. Touchard
Chief Executive Officer
Eworldmedia Holdings, Inc.
610 Newport Center Drive, Suite 210
Newport Beach, CA  92660

Re:	Eworldmedia Holdings, Inc.
	Information Statement on Schedule 14C
File No. 0-14047
	Filed September 3, 2004

Dear Mr. Touchard:

	We conducted a limited review of your filing.   We have the
following comments:

1. We note that you filed a preliminary information statement on
Schedule 14C stating that you will be amending your articles of incorporation to increase your authorized shares of common stock. Please expand your disclosure to briefly state the reasons for and the general effect of this amendment. Refer to Item 19 of Schedule 14A.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of

	Please direct any questions to Jennifer Gowetski at (202) 824-5303, or the undersigned at (202) 942-1960.

Sincerely,



Karen J. Garnett
Assistant Director

cc:	Norman T. Reynolds, Esq. (via facsimile)
	Glast, Phillips & Murray, P.C.

Eworldmedia Holdings, Inc.
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